UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number 001-38810

STEALTH BIOTHERAPEUTICS CORP

(Translation of registrant’s name into English)

Stealth BioTherapeutics Corp

c/o Intertrust Corporate Services (Cayman) Limited

One Nexus Way, Camana Bay

Grand Cayman

KY1-9005 Cayman Islands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F ☒ FORM 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On July 7, 2022, Stealth BioTherapeutics Corp (the “Company”) received a letter from the Listing Qualifications department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that, based upon the Company’s continued non-compliance with the minimum bid price and market value of listed securities requirements, as set forth in Nasdaq Listing Rules 5450(a)(1) and 5450(b)(2), the Company’s securities would be delisted from Nasdaq unless the Company timely requests a hearing before the Nasdaq Hearings Panel (the “Panel”).

The Company plans to timely request a hearing before the Panel, which request will stay any further action by Nasdaq at least until completion of the hearing process.

As previously reported, on January 4, 2022, the Company received a written notification from the Staff indicating that the minimum closing bid price per share for its American Depositary Shares was below $1.00 for a period of 30 consecutive business days preceding January 4, 2022 and the Company did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5450(a)(1) (the “Minimum Bid Price Rule”). The Company had until July 5, 2022 to regain compliance with the Minimum Bid Price Rule. Also, as previously reported, on January 5, 2022, the Company received a written notification from the Staff indicating the Company’s listed securities did not maintain a minimum market value of listed securities of $50,000,000 (“MVLS”) for a period of 30 consecutive business days and that the Company did not meet the MVLS requirement set forth in Nasdaq Listing Rule 5450(b)(2)(A). The Company was provided 180 calendar days, or until July 5, 2022 to regain compliance with the MVLS requirement. The Company was unable to regain compliance with the MVLS requirement by July 5, 2022. Additionally, as previously reported, on February 11, 2022, the Company received a separate written notification from the Staff with respect to the requirement that it maintain a minimum Market Value of Publicly Held Shares (“MVPHS”) of $15,000,000. The Company has until August 10, 2022 to regain compliance with the MVPHS requirement. Resolving any of the existing deficiencies will not automatically resolve any of the other deficiencies.

As previously reported, the Company received a preliminary non-binding proposal letter dated June 24, 2022 from Morningside Venture (I) Investments Ltd. for itself and on behalf of its affiliates (“Morningside”) and J. Wood Capital Advisors LLC to acquire all outstanding ordinary shares of the Company not already beneficially owned by Morningside in a going-private transaction (the “Proposed Transaction”). The Special Committee of three independent directors of the Company’s Board of Directors has retained Houlihan Lokey Capital, Inc. as financial advisor to assist the Special Committee in its review of the Proposed Transaction and any alternative strategic transaction involving the Company. No decisions have been made at this time with respect to the Proposed Transaction. Depending on the status of the Proposed Transaction, the Company may discuss it with the Panel and request an extension of time to complete the Proposed Transaction if necessary. The Company otherwise intends to present to the Panel its plan to regain compliance with all applicable listing criteria and request an extension of time to do so.

Pursuant to the letter, unless the Company requests an appeal, trading of the Company’s American Depositary Shares will be suspended at the opening of business on July 18, 2022, and a Form 25-NSE will be filed with the Securities and Exchange Commission, which will remove the Company’s securities from listing and registration on The Nasdaq Stock Market.

On July 11, 2022, the Company issued a press release regarding the letter. A copy of the press release is filed as Exhibit 99.1 to this Current Report on Form 6-K and is incorporated herein by reference.

Special Note Concerning Forward Looking Statements

This Report on Form 6-K contains forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Such forward-looking statements include those regarding Stealth BioTherapeutics' expectations for its continued listing on Nasdaq and its interactions with Nasdaq, including its intent to appeal the letter. Statements that are not historical facts, including statements about Stealth BioTherapeutics' beliefs, plans and expectations, are forward-looking statements. The words "anticipate," "expect," "hope," "plan," "potential," "possible," "will," "believe," "estimate," "intend," "may," "predict," "project," "would" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Stealth BioTherapeutics may not actually achieve the plans, intentions or expectations disclosed in these forward-looking statements, and you should not place undue reliance on these forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements as a result of known and unknown risks, uncertainties and other important factors, including:

Stealth BioTherapeutics' ability to obtain additional funding and to continue as a going concern; the impact of the COVID-19 pandemic; the ability to successfully demonstrate the efficacy and safety of Stealth BioTherapeutics' product candidates and future product candidates; the preclinical and clinical results for Stealth BioTherapeutics' product candidates, which may not support further development and marketing approval; the potential advantages of Stealth BioTherapeutics' product candidates; the content and timing of decisions made by the U.S. Food and Drug Administration or other regulatory authorities, investigational review boards at clinical trial sites and publication review bodies, which may affect the initiation, timing and progress of preclinical studies and clinical trials of Stealth BioTherapeutics product candidates; Stealth BioTherapeutics' ability to obtain and maintain requisite regulatory approvals and to enroll patients in its planned clinical trials; unplanned cash requirements and expenditures; competitive factors; Stealth BioTherapeutics' ability to obtain, maintain and enforce patent and other intellectual property protection for any product candidates it is developing; and general economic and market conditions. These and other risks are described in greater detail under the caption "Risk Factors" included in Stealth BioTherapeutics' most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission ("SEC"), as well as in any future filings with the SEC. Forward-looking statements represent management's current expectations and are inherently uncertain. Except as required by law, Stealth BioTherapeutics does not undertake any obligation to update forward-looking statements made by us to reflect subsequent events or circumstances.

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press release, dated July 11, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STEALTH BIOTHERAPEUTICS CORP

By:	/s/ Irene P. McCarthy
Irene P. McCarthy
Chief Executive Officer

Date: July 11, 2022